SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             GOURMET STATION, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                     N/A
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                                 56 Pine Street
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DONNA LYNES-MILLER

JEFFREY J. MILLER

COHEN & CAPRONI, LLC

MICHAEL CONRAD FAMILY, L.P.

BLUE MARBLE MEDIA, INC.

ALBERT CAPRONI, III

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA  (The individuals listed in Section 1 are United States Citizens.
           The corporation, limited partnership and limited liability company listed in Section 1 are all organized in the laws of the United States.)

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                       7    SOLE VOTING POWER

     NUMBER OF
                    Donna Lynes-Miller   Jeffrey J. Miller  Cohen & Caproni, LLC
                    1,922,863            469,008            234,520

      SHARES        Michael Conrad Family, LP
                    234,520

                    Blue Marble Media, Inc.     Albert Caproni, III
                    274,658                     0
                       -----------------------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY OWNED BY       0
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

       EACH         Donna Lynes-Miller  Jeffrey J. Miller  Cohen & Caproni, LLC
                    1,922,863           469,008            234,520
    REPORTING
                    Michael Conrad Family, LP
   PERSON WITH      234,520

                    Blue Marble Media, Inc.      Albert Caproni, III
                    274,658                      0
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     Donna Lynes-Miller   Jeffrey J. Miller   Cohen & Caproni, LLC
     1,922,863            469,008             234,520

     Michael Conrad Family, LP   Blue Marble Media, Inc.
     234,520                     274,658

     Albert Caproni, III
     0

     TOTAL: 3,135,569

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Donna Lynes-Miller   Jeffrey J. Miller  Cohen & Caproni, LLC
48.07%               11.73%             5.86%

Michael Conrad Family, LP   Blue Marble Media, Inc.
5.86%                       6.87%

Albert Caproni, III
0%
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14   TYPE OF REPORTING PERSON*

     IN  (Donna Lynes-Miller, Jeffrey J. Miller and
          Albert Caproni, III are individuals)

     OO  (Cohen & Caproni, LLC is a limited liability company.  The Michael
          Conrad Family LP is a limited partnership).

     CO  (Blue Marble Media, Inc. is a corporation)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Gourmet Station, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Donna Lynes-Miller, Jeffrey J. Miller, Cohen & Caproni, LLC, Michael Conrad Family, LP, William E. Byrd, Blue Marble Media, Inc. and Albert Caproni, III (the "Shareholders").

     (b) The business address of the Shareholders is:
            328 "B" Mell Avenue
            Atlanta, GA 30307

     (c) The present principal occupation or employment of the Shareholders are as set forth below:

     Donna Lynes-Miller           President of Registrant

     Jeffrey J. Miller            Vice President of Marketing for Amrep, Inc.

     Cohen & Caproni, LLC         n/a

     Michael Conrad Family, LP    n/a

     Blue Marble Media, Inc.      n/a

     Albert Caproni, III          Attorney

The following table sets forth the membership of the Shareholders and ownership of their Gourmet Station, Inc. common stock:

Beneficial Ownership.

Donna Lynes-Miller          1,922,863            48.07%
328 "B" Mell Avenue
Atlanta, GA 30307

Jeffrey J. Miller             469,008            11.73%
328 "B" Mell Avenue
Atlanta, GA 30307

Cohen & Caproni, LLC          234,520             5.86%
750 Hammond Dr.
Bldg. 7, Ste. 200
Atlanta, GA 30328

Michael Conrad Family, LP     234,520             5.86%
c/o Gourmet Station, Inc.
328 "B" Mell Avenue
Atlanta, GA 30307

Blue Marble Media, Inc.       274,658             6.87%
c/o Gourmet Station, Inc.
328 "B" Mell Avenue
Atlanta, GA 30307

Albert Caproni, III, Esq.           0             0.00%
750 Hammond Dr.
Bldg. 7, Suite 200
Atlanta, GA 30328

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the shareholders have been a party to any judicial or administrative proceeding.

     (f) The Shareholders are all United States citizens or are organized in the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein as a result of consulting services rendered by the Shareholders in connection with the development of the Registrant's business plan and formation of the Company.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder hold the Common Stock as affiliates and officers and/or directors of the Registrant.

     (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially owns the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

Donna Lynes-Miller          1,922,863            48.07%
Jeffrey J. Miller             469,008            11.73%
Cohen & Caproni, LLC          234,520             5.86%
Michael Conrad Family, LP     234,520             5.86%
Blue Marble Media, Inc.       274,658             6.87%
Albert Caproni, III, Esq.           0             0.00%

     (a) Number of Shares and Percentages of Common Stock Owned as of the date of this filing:

Donna Lynes-Miller          1,922,863            48.07%
328 "B" Mell Avenue
Atlanta, GA 30307

Jeffrey J. Miller             469,008            11.73%
328 "B" Mell Avenue
Atlanta, GA 30307

Cohen & Caproni, LLC          234,520             5.86%
750 Hammond Dr.
Bldg. 7, Ste. 200
Atlanta, GA 30328

Michael Conrad Family, LP     234,520             5.86%
c/o Gourmet Station, Inc.
328 "B" Mell Avenue
Atlanta, GA 30307

Blue Marble Media, Inc.       274,658             6.87%
c/o Gourmet Station, Inc.
328 "B" Mell Avenue
Atlanta, GA 30307

Albert Caproni, III, Esq.           0             0.00%
750 Hammond Dr.
Bldg. 7, Suite 200
Atlanta, GA 30328

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

Donna Lynes-Miller          1,922,863            48.07%
Jeffrey J. Miller             469,008            11.73%
Cohen & Caproni, LLC          234,520             5.86%
Michael Conrad Family, LP     234,520             5.86%
Blue Marble Media, Inc.       274,658             6.87%
Albert Caproni, III, Esq.           0             0.00%

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholders beneficially own the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 8, 2001


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,

         Filing Agent for Donna Lynes-Miller, Jeffrey J. Miller,
Cohen & Caproni, LLC, Michael Conrad Family, LP, Blue Marble Media, Inc. and Albert Caproni, III

         /s/ Donna Lynes-Miller

         DONNA LYNES-MILLER

         /s/ Jeffrey J. Miller

         JEFFREY J. MILLER

         /S/ Cohen & Caproni, LLC

         COHEN & CAPRONI, LLC

         /s/ Michael Conrad Family, LP

         MICHAEL CONRAD FAMILY, LP

         /s/ Blue Marble Media, Inc.

         BLUE MARBLE MEDIA, INC.

         /s/ Albert Caproni, III

         ALBERT CAPRONI, III